

August 10, 2023

Tony Aquila
Chief Executive Officer
Canoo Inc.
19951 Mariner Avenue
Torrance, CA 90503

>   **Re: Canoo Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 4, 2023**
>   **File No. 333-273730**

Dear Tony Aquila:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert Goedert